

ZANBAZAN, LLC
A Delaware Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

April 18, 2019

ZANBAZAN, LLC

For the one day period ended April 18, 2019

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Zanbazan, LLC
Bryan, Texas

We have reviewed the accompanying financial statements of Zanbazan, LLC ("the Company"), which comprise the balance sheet as of April 18, 2019, and the related statements of operations and changes in member's equity, and cash flows for the one day period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not commenced principal operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

December 5, 2019

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

ZANBAZAN, LLC

BALANCE SHEET

April 18, 2019

(unaudited)

Total current assets	$	-
Patent, net		7,000
Total assets	$	7,000
Total liabilities	$	-
Commitments and contingencies		-
Total member's equity		7,000
Total liabilities and member's equity	$	7,000

See accountants' review report and accompanying notes to the financial statements.

2

ZANBAZAN, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
For the one-day period ended April 18, 2019
(unaudited)

Revenue	$ -
Operating expenses	
Professional fees	8,000
Total operating expenses	8,000
Net loss	$ (8,000)
Changes in member's equity	
Beginning member's equity	$ -
Contributions from member	15,000
Distributions to member	-
Net loss	(8,000)
Ending member's equity	$ 7,000

See accountants' review report and accompanying notes to the financial statements.

3

ZANBAZAN, LLC

STATEMENT OF CASH FLOWS

For the one-day period ended April 18, 2019

(unaudited)

Cash flows from operating activities	
Net loss	$ (8,000)
Net cash used by operating activities	(8,000)
Net cash used by investing activities	-
Cash flows from financing activities	
Contribution from member	15,000
Net cash used by financing activities	15,000
Net increase (decrease) in cash and cash equivalents	7,000
Cash at beginning of period	-
Cash at end of period	$ 7,000

Supplemental cash flow information:

Cash paid during the period for:	
Interest	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Zanbazan, LLC ("the Company") is a limited liability company organized on April 18, 2019 under the laws of the State of Delaware, and is headquartered in Bryan, Texas. The Company offers a line of revolutionary breastfeeding and pumping apparel, which accommodates all body types and is adjustable to fit the needs of changing bodies.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

These financial statements are presented as of inception for purposes of compliance with Regulation CF and re not necessarily indicative of full-year results.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Risks and Uncertainties

The Company has not yet commenced its principal operations. The Company was formed to market and sell a line of breastfeeding and pumping apparel. There is a risk that the Company is unable to secure the financing necessary launch principal operations.

Patent

The Company capitalizes costs incurred to register its patents. Patent costs are amortized on a straight-line basis over a period of 10 – 25 years and are stated net of accumulated amortization on the balance sheet. As the report date is the date of inception of the Company, no amortization expense has been recorded as of April 18, 2019.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Income Taxes

The Company is currently a single member limited liability company, currently treated as a disregarded entity, for federal and state income tax purposes. The Company's taxable income or loss is allocated to the sole member and filed with the sole member's personal tax return. Upon admitting additional members, the Company will be treated as a partnership for federal and state income tax purposes and the Company's taxable income or loss will be allocated to its members in accordance with their respective percentage of ownership. Given the Company's disregarded entity status, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Texas jurisdictions, as applicable. The Company has not yet completed its initial tax year, thus no tax filing obligations have yet been met.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through December 5, 2019, the date these financial statements were available to be issued.

In September and November 2019, the sole member of the Company made additional cash contributions of $19,000 and $3,000, respectively.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has not yet commenced principal operations and does not yet have the liquidity in order to properly execute its business plan which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of membership equity, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – MEMBER'S EQUITY

The Company has a single class of membership equity. During the one-day period ended April 18, 2019, the sole member of the Company paid for certain legal and filing costs, as well as certain patent registration fees, totaling $15,000, that were treated as cash contributions. At April 18, 2019, $7,000 of these costs were recorded as a patent asset on the balance sheet, and $8,000 were recorded as professional fees on the statement of operations and changes in member's equity.